UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	000000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On December 5, 2022, Lanvin Group and Primavera Capital Acquisition Corporation (“PCAC”) issued a press release regarding, among other updates, a strategic investment by Handsome Corporation in connection with the previously announced proposed business combination (the “Business Combination”) between Lanvin Group and PCAC. The aforementioned press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

Additionally, Lanvin Group and PCAC announced an $8.0 million upsizing of the previously announced PIPE investment for ordinary shares to be issued by Lanvin Group Holdings Limited, a Cayman Islands exempted company (“LGHL”), in connection with the Business Combination, bringing the total PIPE investment size to $153.0 million. The PIPE investments are pursuant to subscription agreements by and among PCAC, LGHL and the relevant subscriber and the offer and sale of such shares are being made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The closing of the PIPE investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination and related transactions.

The information furnished under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on The New York Stock Exchange following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s Registration Statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

The Registration Statement has been declared effective by the SEC and PCAC has mailed a definitive proxy statement/prospectus to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions are set forth in PCAC’s proxy statement/prospectus, which is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 5, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2022

Primavera Capital Acquisition Corporation

By:	/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

Lanvin Group and Primavera Capital Acquisition Corporation Announce Updates in Relation to Business Combination

•	South Korea’s Handsome Corporation will join Lanvin Group’s roster of strategic investors

•	Business combination agreement amended to remove closing condition in relation to minimum amount of cash

•	Primavera Capital Acquisition LLC (the “Sponsor”) agrees to share forfeiture

•	PCAC will hold its extraordinary general meeting to approve the Business Combination on December 9, 2022

•	Completion of the Business Combination and first day of trading on NYSE are expected shortly after shareholder approval

December 5, 2022 – Lanvin Group (the “Group”), a global luxury fashion group, and Primavera Capital Acquisition Corporation (NYSE: PV) (“PCAC”), today announced that South Korea-headquartered fashion retailer, Handsome Corporation (020000.KS) (“Handsome”), will join the Group’s alliance of strategic investors. Founded in 1987, Handsome manages 1,389 stores across the world and a portfolio of over 30 brands generating close to US$1.1 billion in annual revenue in 2021. It is an affiliate of South Korean retail conglomerate Hyundai Department Store Group.

Handsome has been the exclusive distributor of Lanvin, one of the Group’s portfolio brands, in South Korea since 2007. It has partnered with the Group in successfully cultivating the brand, with more than 60 points of sales in the South Korean market.

Ms. Joann Cheng, Chairman and CEO of Lanvin Group, said: “Having worked with Handsome for so long, we are excited to deepen our collaboration and welcome them to our alliance of strategic investors, helping drive the long-term sustainable growth of our brand portfolio. This partnership gives us even greater access to the South Korean market, enabling us to capitalize further on opportunities in one of the fastest-growing luxury markets in the world.”

Mr. Kim, CEO of Handsome Corporation, said: “We are pleased to further strengthen our partnership with Lanvin Group ahead of its listing and look forward to deepening our collaboration with the Group’s brands across our retail and e-commerce channels in South Korea and beyond.”

Separately, on December 2, 2022, the Group, PCAC and relevant parties entered into an amendment to the business combination agreement to remove the closing condition in relation to the minimum amount of cash of at least US$350.0 million.

Additionally, on December 2, 2022, the Sponsor entered into a letter agreement with PCAC and Lanvin Group, among other parties, pursuant to which the Sponsor irrevocably surrendered, subject to the closing of the Business Combination and effective immediately prior to the consummation of the initial merger, 6,014,375 Class B ordinary shares of PCAC to PCAC for nil consideration, which shares shall be cancelled by PCAC immediately upon the surrender thereof, such that after giving effect to the share surrender, the number of Class B ordinary shares of PCAC held by the Sponsor shall be 5,000,000.

PCAC’s extraordinary general meeting will be held at 10:00 a.m. Eastern Time on December 9, 2022 to approve the business combination with the Group (the “Business Combination”). PCAC’s shareholders as of November 8, 2022, the record date for the extraordinary general meeting, are entitled to vote their shares either in person, remotely or by proxy card in advance to ensure that their shares will be represented at the extraordinary general meeting.

The closing of the Business Combination and the first day of trading on the NYSE under the ticker symbol “LANV” is expected before the end of this year, subject to customary closing conditions, including the approval of PCAC’s shareholders and the approval for the listing of securities of Lanvin Group Holdings Limited on the NYSE.

- END -

Note to Editor

According to a report in May 2022 by Samjong KPMG, “New Luxury Business Trends Leading the Luxury Market”, South Korea’s luxury goods market size grew year-over-year by 29.6% to US$5.8 billion in 2021. The market is expected to grow at a CAGR of 6.7% from 2021 to 2025 and exceed $7 billion by 2024, cementing its role as one of the key luxury spending markets in the world. In 2021, foreign luxury brands in major department stores in South Korea saw a 37.9% sales growth across various product categories. Online channels play a significant role for luxury goods in the Korean market with e-commerce accounting for 40.8% of sales, one of the highest in the world.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

About Primavera Capital Acquisition Corporation

Primavera Capital Acquisition Corporation (NYSE: PV), is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. PCAC is an affiliate of Primavera, a leading alternative investment management firm. With offices in Beijing, Hong Kong, Singapore and Palo Alto, Primavera manages both USD and RMB funds for prominent financial institutions, sovereign wealth funds, pension plans, endowments, corporations and family offices around the world. As of September 30, 2021, it had assets under management of approximately US$17 billion. Primavera employs a flexible investment strategy comprised of buy-out/control-oriented, growth capital and restructuring investments. Having accumulated extensive experience in structuring and executing cross-border investment transactions, Primavera seeks to create long-term value for its portfolio companies by combining deep local connectivity in the Asia Pacific region with global experience and best practices. For more information, please visit www.primavera-capital.com.

Enquiries:

Media

Lanvin Group

FGS Global

Richard Barton +852 9301 2056/+41 79 922 7892 richard.barton@fgsglobal.com	Harry Florry +852 9818 2239 harry.florry@fgsglobal.com	Louis Hung +852 9084 1801 louis.hung@fgsglobal.com

Primavera Capital Acquisition Corporation

Primavera Capital Group: media@primavera-capital.com

FGS Global: primavera-hkg@fgsglobal.com

Investors

Lanvin Group

ir@lanvin-group.com

Primavera Capital Acquisition Corporation

Alex Ge

+852 3767 5068

chengyuan.ge@primavera-capital.com

Forward-Looking Statements

This press release, including the information contained herein (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGHL’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by LGHL or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while LGHL, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, LGHL, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

LGHL has filed a Registration Statement with the SEC which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to LGHL’s securities to be issued in connection with the proposed business combination. PCAC and LGHL also will file other documents regarding the proposed business combination with the SEC.

The Registration Statement has been declared effective by the SEC and PCAC has mailed a definitive proxy statement/prospectus to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, LGHL, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, LGHL and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions are set forth in PCAC’s proxy statement/prospectus, which is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Websites

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.